UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2021

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2021

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Naoki Ueda
Name:	Naoki Ueda
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

MUFG Revises Earnings Target and Dividend Forecast

Tokyo, November 15, 2021 — MUFG today announced that it has revised its earnings target for profits attributable to owners of parent and its year-end dividend forecast for the fiscal year ending March 31, 2022, both announced on May 17, 2021, to take into account recent business performance trends.

1.	Revision of Earnings Target

(1) Earnings target for the fiscal year ending March 31, 2022 under Japanese GAAP

Profits attributable to owners of parent
Previous earnings target (A)	¥850.0bn
Revised earnings target (B)	¥1,050.0bn
Change (B-A)	¥200.0bn
Change (%)	23.5%
[Reference] The result for the fiscal year ended March 31, 2021	¥777.0bn

(2) Reason for the Revision

We forecast an increase in net operating profits of approx. ¥50.0 billion over the initial forecast due to steady progress in customer segments’ business performance, as well as an anticipated decrease in total credit costs of approx. ¥200.0 billion compared with the initial forecast, reflecting a reversal of allowance in the first half of the fiscal year due to improved credit quality and improvements in the outlook for economic indicators in U.S..

We also forecast an increase in the profits other than net operating profits of approx. ¥150.0 billion due to an increase in net gains/losses on equity securities due to the firm stock market and an increase in equity earnings of equity method investees related to Morgan Stanley. We anticipate an increase of approx. ¥400.0 billion in total ordinary profits due to all the above factors.

However, there is also a possibility that an impairment loss on fixed assets of approx. ¥150.0 billion, which is currently estimated, may occur following the implementation of new methodology on recognition of impairment losses consistent with the enhancement of business management framework, which is under consideration towards the end of this fiscal year.

As a result, MUFG has revised its earnings target upward by ¥200.0 billion to ¥1,050.0 billion.

2.	Revision of Dividend Forecast

(1) Dividend forecast for the fiscal year ending March 31, 2022

	Dividend per share
Term	Interim dividend	Year-end dividend	Annual dividend
Previous forecast	¥13.50	¥13.50	¥27.00
Revised forecast		¥14.50	¥28.00
Actual result for fiscal year ending March 31, 2022	¥13.50
Actual result for fiscal year ended March 31, 2021	¥12.50	¥12.50	¥25.00

(2) Reason for the Revision

MUFG continuously seeks to improve shareholder returns, focusing on dividends in the pursuit of an optimal balance between solid equity capital and strategic investment for growth. MUFG will aim for a stable and sustainable increase in dividend per share through profit growth, and to raise the dividend payout ratio progressively to 40% by the fiscal year ending March 31, 2023.

Based on these policies and the revision of the earnings target, MUFG has revised its year-end dividend forecast for this fiscal year from ¥13.50 to ¥14.50 per share. As a result, the annual dividend for the fiscal year ending March 31, 2022 is forecast to be ¥28.00 per share.

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,500 locations in more than 50 countries. The Group has about 170,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

Press contact:

Takeshi Itou

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

T +81-3-5218-1815

E takeshi_12_itou@mufg.jp

This notice contains forward-looking statements regarding estimates, forecasts, etc. in relation to the results of operations, financial conditions and other general management of MUFG and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, MUFG’s current estimates, perceptions and evaluations. In addition, in order for MUFG to adopt such estimates, forecasts, etc. regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from actual results. There exist a number of factors that might lead to uncertainties and risks. For the main matters that may be currently forecast, please see the most recent Financial Highlights, the Annual Securities Report, Disclosure Book, Annual Report, and other disclosures that MUFG has announced.

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